

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 28, 2009

Via Fax & U.S. Mail

Mr. Robin J. Adams
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

> **Re: BorgWarner Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-12162**

Dear Mr. Adams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief